



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ____________________

Commission File Number: 1-14465

IDAHO POWER COMPANY
EMPLOYEE SAVINGS PLAN

(Full title of Plan)

IDACORP, Inc.
1221 W Idaho Street
PO Box 70
Boise, Idaho 83707

(Name of issuer and address of principal executive office)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS:

All other schedules have been omitted because the information required is included in the financial statements or the notes thereto or the requirements for the submission of the schedules are not present.

(B) Exhibits

23	**Independent Auditors' Consent**
32	**Section 906 Certification**

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, Idaho 83702

Tel: (208) 342-9361
Fax: (208) 342-2199
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in the
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Idaho Power Company Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2002 basic financial statements taken as a whole.

Deloitte & Touche LLP

May 23, 2003

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS (Notes 2 and 3):	$151,429,813	$193,597,496
RECEIVABLES:		
Participants	274,231	242,393
Employer	108,682	118,655
NET ASSETS AVAILABLE FOR BENEFITS	$151,812,726	$193,958,544

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment (loss) income:		
Net depreciation in fair value (Note 3)	$ (51,885,572)	$ (43,169,272)
Dividends and interest	5,662,489	6,160,889
Net investment loss	(46,223,083)	(37,008,383)
Contributions:		
Participants	9,912,149	8,914,218
Employer	4,174,002	3,954,376
Total contributions	14,086,151	12,868,594
Total additions (reductions)	(32,136,932)	(24,139,789)
DEDUCTIONS:		
Benefits paid to participants	(10,008,886)	(9,379,406)
Total deductions	(10,008,886)	(9,379,406)
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(42,145,818)	(33,519,195)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	193,958,544	227,477,739
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$151,812,726	$193,958,544

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan covers all employees (full-time, part-time, and temporary) of IDACORP, Inc. ("IDACORP") and its participating subsidiaries (the "Company"), including Idaho Power Company, as allowed under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan's Fiduciary Committee controls and manages the operation and administration of the Plan. As of December 31, 2002, there were 1,533 employees contributing to the Plan and 1,966 total participants (including inactive participants as defined by the Plan).

Effective January 1, 1998, the Plan was amended and restated. This amendment and restatement converted the Plan into an employee stock ownership plan, which allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP. Employees are now eligible to participate in the Plan as of their hire date, although matching contributions require the completion of 12 months of employment. The amended and restated plan also allows the plan administrator to distribute the quarterly dividend on shares of IDACORP stock held in the accounts of certain participants (former employees, including retirees) to the respective participants after the dividend is paid (the "dividend pass-through feature"). In 2002 an amendment to the Plan was added to provide the option of a pass-through, or reinvestment of, the IDACORP dividend to all participants in the Plan.

Contributions—Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or to the Deferred Feature (before-tax) of the Plan. The participant may elect to contribute to either or both features up to 100% of base compensation. The Company makes a contribution for the participant in an amount equal to 100% of the participant's first 2% of base compensation contributed to the Plan and 50% of the next 4% of base compensation contributed to the Plan. Participant contributions in excess of 6% of base compensation are not matched by the Company.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 44 mutual funds, IDACORP common stock and a brokerage account as investment options for participants.

Vesting—Participant accounts are fully vested and nonforfeitable at all times.

Payments of Benefits and Withdrawals—Participants may withdraw elective deferrals under the hardship provision of the Plan while still employed by the Company. Employees participating in the Plan may withdraw employee after-tax contributions at any time upon request. On termination of service due to death, a disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or initiate partial withdrawals up to the participant's vested interest from their account. For termination of service for other reasons, a participant with a balance less than $1,000 will automatically receive a distribution of their account. Participants with $1,000 or more in their account may leave the vested interest in their account or receive a lump sum distribution.

Participant Loans—Under certain circumstances participants may borrow against their vested account balances. Loans are limited to 50% of the participant's vested account balance, with a maximum outstanding loan balance of $50,000. The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus 1%. The interest rate determined will remain fixed through the duration of the loan. All loans must be repaid within five years except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years.

Participant Accounts—Gains and losses on investments are allocated to participants' accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Distribution Payments—Distributions are recorded when paid.

Investment Valuation and Income Recognition—Securities transactions are recorded on the securities settlement date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method. The valuation of Plan investments is based upon the quoted market price of each investment at the end of the year.

Expenses—Administrative expenses of the Plan are paid by the Plan's Sponsor, as provided in the Plan Document.

3. INVESTMENTS

The fair market value of investments that represent 5% or more of net assets available for benefits as of December 31 are as follows:

	2002	2001
IDACORP, Inc. Common Stock	$55,003,585	$87,744,838
Vanguard Institutional Index Fund	17,458,366	22,435,607
Putnam OTC Emerging Growth Fund CL Y	8,079,197	13,764,458
Putnam International Growth Fund Cl Y	9,114,779	11,413,226
Putnam Money Market A	12,362,508	13,044,518
Putnam Balanced Fund		10,471,708
Putnam Balanced Portfolio, Class Y	7,947,936	
Dodge & Cox Income Fund	10,450,773	

During the year ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001
Mutual funds	$ (19,013,056)	$ (23,855,468)
Common stock	(32,872,516)	(19,313,804)
	$ (51,885,572)	$ (43,169,272)

4. TERMINATION PROVISIONS

The terms of the Plan do not contemplate any specific termination date. However, the Plan may be terminated at any time by the Board of Directors. Upon a complete discontinuance of contributions, partial termination, or termination of this Plan, each participant, former participant, and beneficiary will continue to have a nonforfeitable interest in their plan account.

5. DISTRIBUTIONS PAYABLE

Distributions payable to separated participants as of December 31, 2002 and 2001 are $20,214,785 and $25,896,425, respectively.

6. FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan. Dividends paid under the dividend pass-through feature (Note 1) are considered taxable income to the participant in the year received.

7. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Plan held 2,215,207 and 2,151,980 units, respectively, of common stock of IDACORP, Inc., the Parent company of the sponsoring employer, with a cost basis of $61,914,950 and $60,128,189, respectively. During the year ended December 31, 2002 and 2001, the Plan recorded dividends of $3,983,830 and $4,138,749, respectively.

* * * * * *

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Investments	Putnam Bond Index Fund		$ 1,100,678
*	Putnam Investments	Putnam Small Cap Value		1,762,000
	AIM Investments	AIM Small Cap Growth Fund		632,267
*	Putnam Investments	Putnam Capital Opportunities		544,389
	Brokerage Account	Brokerage Securities		814,403
*	Putnam Investments	Putnam Money Market Fund SDB		91,446
*	Putnam Investments	Putnam International Growth & Income Fund Y		418,332
	Harbor Capital	Harbor Capital Appreciation Fund		1,038,843
*	Putnam Investments	Putnam Research Fund		212,318
*	Putnam Investments	Putnam Health Science Fund		405,453
*	Putnam Investments	Putnam American Government D23		325,657
	PIMCO Investments	PIMCO Small Cap Value I		5,552,725
*	Putnam Investments	Putnam Balanced Portfolio, Class Y		7,947,936
*	Putnam Investments	New Value		620,905
	Causeway Capital Management	Causeway International Fund		307,244
	T. Rowe Price	TRP Equity Income Fund		3,804,666
	Artisan	Artisan International Fund		389,915
	Dodge & Cox Funds	Dodge & Cox Income Fund		10,450,773
	Vanguard	Vanguard Institutional Index Fund		17,458,366
	Vanguard	Vanguard Balanced Index Fund		589,269
*	Putnam Investments	Putnam Voyager II		232,424
*	Putnam Investments	Putnam Diversified Income Trust CL Y		64,576
*	Putnam Investments	Putnam OTC Emerging Growth Fund CL Y		8,079,197
*	Putnam Investments	Putnam International Growth Fund CL Y		9,114,779
*	Putnam Investments	Putnam Investors Fund		338,947
*	Putnam Investments	Putnam Growth Opportunities		24,189
*	Putnam Investments	Putnam Equity Income Fund		451,228
*	Putnam Investments	Putnam High Yield Trust Y		143,864
*	Putnam Investments	Putnam Classic Equity Y		101,412
*	Putnam Investments	Putnam Convertible Income & Growth Y		80,666
*	Putnam Investments	Putnam International Voyager Y		218,955
*	Putnam Investments	George Putnam Fund Y		646,341
*	Putnam Investments	Putnam Fund for Growth & Income Y		2,096,715
*	Putnam Investments	Putnam Global Growth Y		256,315
*	Putnam Investments	Putnam Income Fund Y		453,079
*	Putnam Investments	Putnam New Opportunities		200,690
*	Putnam Investments	Putnam Voyager Fund Y		4,347,405
*	Putnam Investments	Putnam Vista Fund Y		292,649
*	Putnam Investments	Pending Account		86,286
*	Putnam Investments	Putnam Capital Appreciation A		173,125
*	Putnam Investments	Putnam Global Government Income A		201,069
*	Putnam Investments	Putnam Europe Growth		25,881
*	Putnam Investments	Putnam Global Natural Resources Fund		154,249

(Continued)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Investments	Putman International New Opps A		$ 37,710
*	Participant Loans	Participant loans		1,742,712
*	IDACORP, Inc.	Common Stock		55,003,585
*	Putnam Investments	Putnam Money Market A		12,362,508
*	Putnam Investments	Putnam Utility Growth & Income A		31,672
				$ 151,429,813

*Denotes a permitted party-in-interest with respect to the Plan

**Cost of asset information not required

(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By 

Idaho Power Company, as Plan Administrator,
by Jan Packwood, Chief Executive Officer

Date June 27, 2003

Exhibit Index

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, Idaho 83702

Tel: (208) 342-9361
Fax: (208) 342-2199
www.us.deloitte.com

Deloitte & Touche

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

IDACORP, Inc.

We consent to the incorporation by reference in Registration Statement No. 333-89445 and 333-104254 of IDACORP, Inc. on Form S-8 of our report dated May 23, 2003, appearing in this Annual Report on Form 11-K of the Idaho Power Company Employee Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 27, 2003

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Idaho Power Company Employee Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), we, Jan B. Packwood, Chief Executive Officer of Idaho Power Company, as Plan Administrator, and Darrel T. Anderson, Vice President, Chief Financial Officer and Treasurer of Idaho Power Company, as Plan Administrator, certify that:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Act of 1934;

2. The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Plan.



Jan B. Packwood
Chief Executive Officer
of Idaho Power Company,
as Plan Administrator

June 27, 2003



Darrel T. Anderson
Vice President, Chief Financial
Officer and Treasurer
of Idaho Power Company,
as Plan Administrator

June 27, 2003